FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1997

                                       OR

[  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .


Commission file number 0-15374



              Pentech International, Inc. 401(k) Plan
  (Full title of the plan and address of the plan, if different from that of the issuer named below)



                       PENTECH INTERNATIONAL, INC.
                          195 Carter Drive
                       Edison, New Jersey 08817
       (Name of issuer of the securities held pursuant to the
       plan and the address of its principal executive office)

                    PENTECH INTERNATIONAL, INC. 401(k) PLAN

                    YEARS ENDED SEPTEMBER 30, 1997 AND 1996







                                    CONTENTS

                                                                            Page



Independent auditors' report                                                   1

Statements of net assets available for plan benefits                           2

Statement of changes in net assets available for
 benefits with fund information, 1997                                          3

Statement of changes in net assets available for
 benefits with fund information, 1996                                          4

Notes to financial statements                                             5 - 10

Supplemental schedules:

   Assets held for investment                                                 11

   Transactions in excess of 5% of the current
    value of plan assets                                                      12

                          Independent Auditors' Report



Board of Directors
Pentech International, Inc. 401(k) Plan
Edison, New Jersey


We have audited the accompanying statements of net assets available for plan benefits of Pentech International, Inc. 401(k) Plan ("Plan") as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


March 11, 1998                     Drucker, Math & Whitman, P.C.

                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        SEPTEMBER 30, 1997 AND 1996






ASSETS:
                                             1997        1996

Cash                                       $  6,594   $  1,751

Investments, at fair market value:
  Dean Witter Liquid Asset Fund              19,203     30,781
  Dean Witter Dividend Growth Securities 356,010 205,619 Dean Witter U.S. Government Securities
   Trust                                    28,063      20,229
  Dean Witter Global Dividend Growth        109,967     46,207
  Pentech International, Inc. Stock         302,056     58,371
  Participant loans                          13,024        -

                                   834,917             362,958

Contributions receivable:
  Participants                                9,033     36,451
 Employer                                     2,218      9,247

                                            11,251      45,698

  Net assets available for plan benefits   $  846,168           $408,656






















                    See notes to financial statements.


PENTECH INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED SEPTEMBER 30, 1997



                                            Participant directed                                            Employer directed
                                     Dean       Dean       Dean     Pentech                Pentech
                              Dean   Witter     Witter     Witter   Inter-                 Inter-
                              Witter Dividend   U.S.       Global   national,              national,
                              Liquid Growth     Government Dividend Inc.                   Inc.
                         Cash Assets Securities Securities Growth   Stock      Other       Stock      Other    Total


Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest $514  $  1,332 $10,663 $1,474 $ 7,229   $    -    $     -    $      -    $    -  $21,212
    Realized gain (loss)      -        -   3,557   (20)    1,559     (9,294)       -           -         -   (4,198)
    Unrealized gain           -        -  61,238    654    9,779    145,733        -      20,661         -   238,065
    Exchange               4,160 (23,972)  5,974  1,098    9,219     13,671        -      (7,028)        -    3,122
                           4,674 (22,640) 81,432  3,206   27,786    150,110        -      13,633         -   258,201
    Less: investment expenses(13)    -       -       -      -          -            -           -         -   (13)
                           4,661 (22,640) 81,432  3,206   27,786    150,110        -      13,633         -   258,188

  Contributions:
    Participants'            (5)  15,030  77,609  5,084   37,156     46,783     (27,418)        -     -      154,239
    Employer's                -       -       -       -      -          -           -       36,496  (7,029)  29,467
    Participant loan repayments -     -    2,378  1,098      -          -       (3,476)         -        -   -
    Other receipts        (1,549)    -     3,558    679     5,636        -           -           -        -   8,324
                          (1,554) 15,030   83,545  6,861  42,792    46,783     (30,894)     36,496  (7,029) 192,030

    Total additions        3,107 (7,610)  164,977 10,067  70,578   196,893     (30,894)     50,129  (7,029) 450,218

Deductions from net assets
 attributed to:
  Benefits paid             235  3,968    5,302    641      1,864      696       -           -         -    12,706
  Loans to participants  (1,971)  -       9,284  1,592      4,954      2,641 (16,500)          -       -     -
    Total deductions     (1,736)  968    14,586  2,233      6,818      3,337 (16,500)          -       -    12,706
   Net increase (decrease) 4,843 (11,578) 150,391  7,834     63,760    193,556 (14,394)     50,129   (7,029) 437,512

Net assets available
  for benefits:
    Beginning of year    1,751   30,781  205,619  20,229     46,207     54,399  36,451       3,972    9,247   408,656
    End of year        $ 6,594   $19,203 $ 356,010 $28,063   $109,967   $247,955 $22,057    $ 54,101  $ 2,218 $846,168





See notes to financial statements.




PENTECH INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
YEAR ENDED SEPTEMBER 30, 1996


                                           Participant directed                              Employer directed

                                     Dean        Dean       Dean      Pentech                Pentech
                              Dean   Witter      Witter     Witter    Inter-                 Inter-
                              Witter Dividend    U.S.       Global    national,              national,
                              Liquid Growth      Government Dividend  Inc.                   Inc.
                        Cash  Assets Securities  Securities   Growth  Stock      Other       Stock       Other       Total


Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest $ -  $ 1,308  $ 3,249 $ 1,142 $ 2,409 $     -    $  -    $     -  $   -    $8,108
    Realized gain (loss)     -        -    4,271    (35)     462  (26,376)     -          -      -    (21,678)
    Unrealized gain (loss)   -      447   23,393   (446)   2,243  (105,655)    -     (3,659)     -    (83,677)
    Exchange                712      -      (99)     -        -      218     291          -      -      1,122
                            712    1,755  30,814    661    5,114  (131,813)  291     (3,659)     -     (96,125)
    Less: investment expenses -       -      -       -        -     (918)       -         -      -       (918)
                            712    1,755  30,814    661    5,114  (132,731)  291     (3,659)     -    (97,043)

  Contributions:
    Participants'            -    11,592  44,882  6,588  23,592    22,390    14,499      -        -     123,543
    Employer's               -        -       -     -       -        -           -   7,631     9,247      16,878
    Other receipts           -        -      306   102    102        -           -       -        -         510
                             -    11,592  45,188  6,690  23,694    22,390    14,499  7,631     9,247     140,931

    Total additions         712   13,347  76,002  7,351  28,808   (110,341)  14,790  3,972     9,247      43,888

Deductions from net assets
 attributed to:
  Benefits paid             701     597    2,164  1,374  4,560    2,344          -       -        -      11,740
  Contributions refundable    -   3,620   19,509    790  2,599   10,660      (37,178)    -        -           -

    Total deductions         701  4,217   21,673  2,164  7,159   13,004      (37,178)    -         -     11,740

    Net increase (decrease)   11  9,130   54,329  5,187 21,649  (123,345)    51,968  3,972        9,247  32,148

Net assets available
  for benefits:
    Beginning of year      1,740 21,651  151,290  15,042  24,558  177,744    (15,517)    -            -  376,508

    End of year          $ 1,751 $30,781 $205,619 $20,229 $46,207 $54,399   $36,451 $3,972    $   9,247  $408,656





See notes to financial statements.



                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED SEPTEMBER 30, 1997 AND 1996


1. Description of the Plan:

   The following brief description of the Pentech International, Inc. 401(k) Plan ("Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan documents.

   General:

   The Plan, as amended and restated, began on April 1, 1993 and is a defined contribution plan covering all eligible employees of Pentech International, Inc. ("Company"). Employees are eligible to participate when they have completed six months of service and have reached age twenty and one-half. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated on April 1, 1995 to exclude collective bargaining employees. The Plan was amended and restated on April 1, 1996 to include an employer matching provision. The amount of the employer matching is a percentage of the participants contributions up to a maximum of 6% of compensation, and is such percentage as is determined by the employer. For the year ended September 30, 1997 and the period April 1, 1996 to September 30, 1996, the employer matching was 33% of the participants contributions up to a maximum of 2% of compensation.

   Administration of Plan assets:
   The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company. Administrative expenses of the Plan are paid by the Company. Investment expenses, i.e. commissions, are charged to participants' accounts at the time of withdrawal. For the years ended September 30, 1997 and 1996, investment expenses were $13 and $918, respectively.

   Contributions:
   Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 20% of their gross annual compensation subject to deferral and non-discrimination limitations under the Internal Revenue Code.


                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1997 AND 1996


1. Description of the Plan: (continued)

The Company makes a matching contribution, as described above, or may make a profit sharing contribution, or both, as determined by the Company. Such Company contributions are subject to the provisions and limitations prescribed by the Plan. Company matching contributions are invested in Company stock, while Company profit sharing contributions, if any, are invested in the same funds in which the participants chose to invest their contributions.

Participants' accounts:

Each participant's account is credited with the participant's and the Company's contributions, if any, and forfeitures of terminated participants' nonvested amounts are used to reduce Company contributions. Income and profits attributable to the assets of the Plan are allocated among the participants' accounts in relation to their account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant s vested account.

Vesting:

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions, if any, plus earnings thereon is based on years of service as follows: Less than 2 years, none; 2 years but less than 3, 20%; 3 years but less than 4, 40%; 4 years but less than 5, 60%; 5 years but less than 6, 80%; 6 years or greater, 100%.

Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of five investment options:

   Dean Witter Liquid Asset Fund - Funds are invested in a money market account which earns a market interest rate.

   Dean Witter Dividend Growth Securities Fund - Funds are invested in shares of a registered investment company that invests mainly in common stocks.



                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED SEPTEMBER 30, 1997 AND 1996


1. Description of the Plan: (continued)
   Investment options: (continued)

   Dean Witter Global Dividend Growth Fund - Funds are invested in shares of a registered investment company that invests mainly in U.S. and foreign common stocks.

   Dean Witter U.S. Government Securities Fund - Funds are invested in a registered investment company that invests mainly in U.S. Government Securities.

   Pentech International, Inc. Stock - Funds are invested in common stock of Pentech International, Inc.

   Participants may change their investment options at any time by contacting Dean Witter directly.

  Payment of benefits:

  The distribution of Plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 59 1/2. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, or in installments over a fixed reasonable period not to exceed the life expectancy of the participant. Distributions must commence at age 70 1/2 even if the participant does not retire.

  Loans receivable from Plan participants:

  A participant of the Plan who needs temporary financial assistance may request a loan from the Plan. A minimum of $1,000 may be borrowed in $250 increments, subject to statutory restrictions (may not exceed the lesser of $50,000 or 50% of the vested account balance). The participant may have only one loan outstanding at any time. Loans bear interest at market rates. Loan repayments are made by payroll deduction; the participant may prepay principal and interest at any time. At September 30, 1997 loans receivable totalled $13,024. At September 30, 1996, there were no loans receivable from Plan participants.

  Plan termination:

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become fully vested.

                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED SEPTEMBER 30, 1997 AND 1996


2. Summary of significant accounting policies:

  Basis of accounting:

  The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates. Dividend income is accrued on the ex-dividend date. Unrealized gains and losses from security transactions are reported on the specific cost method.

  Investment valuation:

  Investments are valued at fair market value based upon market quotations.

  Benefit payments:

  Benefits are recorded when paid.

  Contributions refundable:

  Contributions to the Plan made by certain participants are deemed to be excess contributions as a result of the Plan s failure to satisfy the Actual Deferral Percentage test. Such refundable contributions are recorded as a reduction of contributions received and a Plan liability if the refunds are issued within two and one-half months of the Plan s year end. Excess contributions not refunded within this time limit are recorded when the refunds are issued. Excess contributions for the 1997 Plan year have not been computed as of the date of these financial statements. Excess contributions relating to the 1996 Plan year in the amount of $7,500 were refunded in March, 1996 and have therefore been recorded as a benefit distribution for the year ended September 30, 1997 in the Plan s financial statements.

  Reclassifications:

  Certain items in the 1996 financial statements have been reclassified to conform to the presentation used in 1997.

3. Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.


                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED SEPTEMBER 30, 1997 AND 1996


4. Investments:

  The fair value of individual investments which represent 5% or more of the Plan s net assets available for benefits are as follows:
                                     Shares         Fair value
  September 30, 1997:
   Dean Witter Dividend Growth Securities    6,646   $ 356,010
   Dean Witter Global Dividend Growth        7,405     109,967
   Pentech International, Inc. Stock       112,372     302,056

  September 30, 1996:
   Dean Witter Liquid Asset Fund            30,781   $  30,781
   Dean Witter Dividend Growth Securities    4,854     205,619
   Dean Witter Global Dividend Growth        3,546      46,207
   Pentech International, Inc. Stock        60,238      58,371

  As of March 11, 1998, the value of the Plan s investment in Company stock declined by $42,140 due to a decline in the share price of the stock.

5. Tax status:

  The Company has received a determination letter dated July 1994 from the Internal Revenue Service that the Plan is qualified under Sections 401(a) and 401(k) and that the related trust is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Party-in-interest transactions:

  All expenses incurred in the operation and administration of the Plan are borne by the Company.

  For the year ended September 30, 1997, the Plan purchased 55,860 and sold 3,726 shares of Company stock in the public market;
  112,372 shares were held as investments at September 30, 1997.

  For the year ended September 30, 1996 the Plan purchased 18,317 and sold 10,744 shares of Company stock in the public market;
  60,238 shares were held as investments at September 30, 1996.


                  PENTECH INTERNATIONAL, INC. 401(k) PLAN
                       NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED SEPTEMBER 30, 1997 AND 1996


6. Party-in-interest transactions: (continued)

  Certain Plan investments are shares of mutual funds managed by Dean Witter. Dean Witter is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

7. Subsequent events:

  Effective October 1, 1997, the Plan elected to change its year end from September 30 to December 31.

























                          SUPPLEMENTAL SCHEDULES

                    PENTECH INTERNATIONAL, INC. 401(k) PLAN
                         ASSETS HELD FOR INVESTMENT
                         SEPTEMBER 30, 1997 AND 1996


                                   1997
                                                               Market
                                  Shares        Cost           value

Dean Witter Liquid Asset Fund        19,203      $ 19,203    $ 19,203

Dean Witter Dividend Growth
 Securities                           6,646       248,365     356,010

Dean Witter U.S. Government
 Securities Trust                     3,104        27,912      28,063

Dean Witter Global Dividend
 Growth                               7,405        96,751     109,967

Pentech International, Inc.
 Stock                              112,372       325,328     302,056

Participant loans, bearing
 interest of 9 1/4 - 9 1/2%             -             -        13,024

     Total investments                           $717,559    $ 28,323



                        1996
                                                               Market
                                      Shares      Cost         value
Dean Witter Liquid Asset Fund        30,781      $ 30,781    $  30,781

Dean Witter Dividend Growth
 Securities                           4,854       159,212      205,619

Dean Witter U.S. Government
 Securities Trust                     1,303        20,732       20,229

Dean Witter Global Dividend
 Growth                               3,546        42,770       46,207

Pentech International, Inc.
 Stock                               60,238       248,036       58,371

     Total investments                           $501,531     $361,207
<TABLE/>

           PENTECH INTERNATIONAL, INC. 401(k) PLAN
       TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                   YEARS ENDED SEPTEMBER 30, 1997 AND 1996








Year ended September 30, 1997:

Nature                                                                Amount

  Purchased Dean Witter Dividend Growth Securities Fund  $   100,181

  Purchased Dean Witter Global Dividend Growth Fund                     64,405

  Purchased Pentech International, Inc. Stock                           89,921





Year ended September 30, 1996:

Nature                                                                Amount

  Purchased Dean Witter Dividend  Growth Securities   Fund   $        48,438

  Purchased Dean Witter Global  Dividend Growth   Fund                 26,103

  Purchased Pentech International  Inc. Stock                          40,328

  Sold Pentech International, Inc.  Stock                              24,363



                                  SIGNATURES




  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  March 27, 1998
                                     PENTECH INTERNATIONAL, INC.
                                            401(k) PLAN




                                     s/David Melnick
                                     David Melnick, Plan Administrator




                                     s/Libby Melnick
                                     Libby Melnick, Plan Administrator




                                     s/William Visone
                                     William Visone, Plan Administrator



















WPDOCS\PTK\FS97-96.401
